UNITED STATES OF AMERICA BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

Release No. 36315 / August 27, 2026

In the Matter of Yorkville America Investment Trust 8370 Stony Point Parkway, Suite 205 Richmond, VA 23235 Yorkville America Equities, LLC 1012 Springfield Avenue Mountainside, New Jersey 07092 (812-15935)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Yorkville America Investment Trust and Yorkville America Equities, LLC filed an application on November 6, 2025, and an amendment to the application on July 14, 2026, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act, as well as from certain disclosure requirements. The order permits applicants to enter into and materially amend subadvisory agreements without shareholder approval and also grants relief from certain disclosure requirements.

On July 30, 2026, a notice of the filing of the application was issued (Investment Company Act Release No. 36276). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Yorkville America Investment Trust and Yorkville America Equities, LLC (File 812-15935) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.